FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

PRISMA MEDIOS DE PAGO S.A. - TRANSFER OF SHARES.

City of Buenos Aires, July 22, 2019

Securities and Exchange Commissions

Ref.: Prisma Medios de Pago S.A. - Transfer of shares

Following our relevant facts published on January 22, 2019 and February 1, 2019, BBVA Francés S.A. hereby informs that the calculation process for the final price of the sale of 51% of the shares and votes of Prisma Medios de Pago S.A., has been concluded.

The final price of the shares transferred by the Bank is US$ 76.947.895,33. The difference in less between the final price and the estimated price at closing has been deducted from the differed portion of the price, therefore no refund of funds have occurred. The remaining conditions for payment of the price have not been modified and continue in accordance with the conditions detailed in the aforementioned relevant facts.

Sincerely

BBVA Banco Francés S.A.
Attorneys in fact

Córdoba 111, piso 31 (C1054AAA) Buenos Aires, Argentina

IGJ 18-09-14 N° 17995 L° 70 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: July 22, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer